February 1, 2021

Board of Directors
Altabancorp
Altabank
1 East Main Street
American Fork, UT 84003

      Re: Resignation

Dear Rick and Fellow Directors:

This letter will serve as notice of my resignation from the Boards of Directors of Altabancorp and Altabank, effective at 5 p.m. Mountain time on February 1, 2021.

Sincerely,

Jonathan B. Gunther